FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2006
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr Reddy’s announces settlement of Imitrex ® litigation with GlaxoSmithKline,” October 10, 2006.

(2)	Notice to Stock Exchange, dated October 13, 2006, regarding meeting of Board of Directors scheduled for October 27, 2006.

(3)	Press Release, “Dr. Reddy’s Q2 FY07 revenue at Rs. 20,039 million; Net income at Rs. 2,798 million,” October 27, 2006.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S ANNOUNCES SETTLEMENT OF IMITREX® LITIGATION WITH GLAXOSMITHKLINE
October 10, 2006, Hyderabad, India: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has settled patent litigation with GlaxoSmithKline relating to sumatriptan succinate tablets, the generic version of GlaxoSmithKline’s Imitrex® tablets.
The terms of the settlement, which remain subject to government review, provide that Dr. Reddy’s may exclusively distribute an authorized generic version of sumatriptan succinate tablets (in the 25 mg, 50 mg and 100 mg strengths) in the United States with an expected launch date late in the fourth quarter of calendar year 2008 ahead of the expiration of the pediatric exclusivity on 5037845 patent on February 06, 2009.
Additional terms of the settlement agreement were not disclosed.
GlaxoSmithKline’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of $890 million for the 12 month period ending June, 2006 according to IMS.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and oncology.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
October 13, 2006
The Secretary
Bombay Stock Exchange Ltd.
National Stock Exchange
New York Stock Exchange Inc.
Dear Sir,
The Board of Directors of the Company is scheduled to meet on October 27, 2006 to, interalia, discuss and take on record the un-audited financial results of the Company for the quarter and half year ended September 30, 2006.
Kindly take the above information on record.
With regards
V Viswanath
Company Secretary

Dr. Reddy’s Q2 FY07 revenue at Rs 20,039 million; Net income at Rs 2,798 million
Hyderabad, India, October 27, 2006: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the second quarter ended September 30, 2006.
Key Financial Highlights
¡	Q2 FY07 revenue at Rs 20.0 billion as against Rs 5.8 billion in Q2 FY06; Net income at Rs 2.8 billion as against Rs 0.9 billion in Q2 FY06
¡	H1 FY07 revenue at Rs 34.1 billion as against Rs 11.4 billion in H1 FY06.
¡	H1 FY07 net income at Rs 4.2 billion as against Rs 1.2 billion in H1 FY06; Diluted EPS at Rs 27.23 as against Rs 8.07 for H1 FY06
Q2 FY07 Key Revenue Highlights
¡	Revenues at Rs 20.0 billion in Q2 FY07 as against Rs 5.8 billion in Q2 FY06, representing increase of 245%
•	Revenues from international markets increased by 391% at Rs. 17.6 billion

•	Contributed 88% to total revenues as compared to 62% in Q2 FY06
¡	Revenues from core businesses (excluding the contribution from authorized generics and acquisitions), increased by 42% to Rs 8.2 billion from Rs 5.8 billion.
¡	The acquisitions in Mexico and Germany contributed 20% to total revenues in Q2 FY07; combined revenues contributed 20% to total revenues in Q2 FY07.
•	Revenues in Germany at Rs. 2,554 million in Q2 FY07 as compared to Rs. 1,998 million in Q1 FY07;Gross Profit margin for Q2 FY07 was at 58% as against 53% in Q1 FY07

•	Revenues from the acquisition in Mexico at Rs. 1,434 million in Q2 FY07 as compared to Rs. 1,241 million in Q1 FY07
¡	Revenues in the API business increased by 36% to Rs 2.9 billion in Q2 FY07 from Rs. 2.1 billion in Q2 FY06 primarily driven by the significant contribution from sertraline.
¡	Revenues in branded formulations business increased by 19% to Rs. 3.1 billion in Q2 FY07 from Rs. 2.6 billion in Q2 FY06 driven by growth across key countries.
•	Revenues from international markets increased by 23% to Rs. 1.3 billion, driven by growth in Russia as well as the CIS region.

•	Revenues from India increased by 16% to Rs. 1.7 billion, driven by growth in key brands. As per ORG IMS August MAT, our volume growth was 17% as compared to industry average volume growth of 15% and value growth tracks industry growth.
¡	Revenues in North America generics finished dosage business increased to Rs. 9,082 million in Q2 FY 07 as compared to Rs. 299 million in Q2 FY 06. This growth was primarily driven by
•	Combined revenues of Rs. 7,808 million from simvastatin and finasteride. Both these products were launched as authorized generic versions of Merck’s Zocor® and Proscar® in June 2006; Contributed 39% to total revenues in Q2 FY 07.

•	Excluding authorized generics, growth was primarily driven by fexofenadine, which contributed revenues of Rs. 807 million

INCOME STATEMENT FOR THE QUARTER ENDED SEPTEMBER 30, 2006
ALL FIGURES IN MILLIONS, EXCEPT EPS
All dollar figures based on convenience translation rate of 1USD = Rs 45.95
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q2FY 07			Q2 FY 06
	($)	(Rs.)%		($)	(Rs.)%		Growth %
Income Statement:
Total Revenues	436	20,039	100	126	5,804	100	245%
Cost of revenues	256	11,750	59	61	2,807	48	319%
Gross profit	180	8,288	41	65	2,997	52	177%
Selling, General & Administrative Expenses	80	3,667	18	38	1,767	30	108%
R&D Expenses (1)	9	402	2	10	444	8	–9%
Amortization Expenses	9	402	2	2	76	1	429%
Other operating (income)/expense net (2)	0	(2)	0	1	24	0	–108%
Operating income before forex loss/(gain)	83	3,819	19	15	686	12	457%
Forex Loss/ (Gain)	–1	(55)	0	0	13	0	–523%
Operating income/(loss)	84	3,873	19	15	673	12	475%
Equity in loss of affiliates	0	(21)	0	0	(16)	0	31%
Other expenses/(income) net	7	321	2	–4	(191)	–3	–268%
Income before income taxes and minority interest	77	3,531	18	18	849	15	316%
Income tax (benefit)/expense	16	737	4	–1	(40)	–1	–1943%
Minority interest	0	(4)	0	0	1	0	–500%
Net income	61	2,798	14	19	890	15	214%
DEPS (Rs.)		18.15			5.81

Balance Sheet:	As on 30th Sep 06		As on 31st Mar 06
Cash and cash equivalents	204	9,375	213	9,788
Borrowings from banks (Short + Long)	704	32,361	675	30,995
Accounts receivable, net of allowances	214	9,828	105	4,802
Inventories	215	9,898	150	6,895
Property, plant and equipment, net	228	10,454	198	9,086

1.	Income recognition under Generics R&D partnership with ICICI Venture amounting to Rs 218 million in Q2 FY 07 against Rs. 155 million in Q2 FY 06. Reimbursement of expenses from Perlecan Pharma Private Limited of Rs. 123 million Q2 FY 07

Segmental Analysis
Active Pharmaceutical Ingredients (APIs)
¡	Revenues at Rs 2.9 billion in Q2 FY 07 as against Rs 2.1 billion in Q2 FY 06, representing an increase of 36%.

¡	Revenues outside India at Rs 2.4 billion in Q2 FY 07 as against Rs 1.6 billion in Q2 FY 06, representing an increase of 55%. Contributed 83% of total segment revenues as compared to 73% in Q2 FY06.

¡	Revenues in Europe increased by 59% to Rs. 536 million in Q2 FY 07 from Rs. 338 million in Q2 FY 06 primarily led by growth in key products of ramipril & sertraline.

¡	Revenues in rest of the world markets increased by 98% to Rs. 1,431 million in Q2 FY 07 from Rs. 724 million in Q2 FY 06, primarily driven by growth in Israel, Turkey and South Korea.

¡	Revenues in North America decreased by 11% to Rs 437 million in Q2 FY 07 as against Rs 490 million in Q2 FY 06. This decline was primarily due to decrease in revenues from sertraline and ibuprofen partially offset by increase in sales of development products.

¡	Revenues in India at Rs 502 million in Q2 FY 07 as against Rs 578 million in Q2 FY 06, representing decrease of 13%, primarily on account of volume decline in key products.

¡	The Company filed 3 US DMFs during the quarter taking the total filings to 86. The company also filed 3 DMFs in Canada.
Generic Formulations
¡	Revenues in this segment were Rs 12,113 million in Q2 FY 07 as against Rs 773 million in Q2 FY 06.

¡	North America contributed 75% and Europe contributed 25% to the segment revenues.

¡	In North America, revenues increased to Rs. 9,082 million in Q2 FY 07 from Rs. 299 million in Q2 FY 06. Combined revenues of simvastatin and finastride were Rs. 7,808 million. Fexofenadine launched in April, contributed Rs. 807 million in revenues.

¡	In Europe, revenues increased to Rs. 3,026 million in Q2 FY07 from Rs. 473 million in Q2 FY 06.
•	Revenues from acquisition in Germany increased to Rs. 2,554 million in Q2 FY 07 as compared to Rs. 1,998 million in Q1 FY 07.

•	Revenues from UK declined to Rs. 455 million in Q2 FY 07 from Rs 473 million in Q2 FY 06. This decline was primarily on account of decline of prices of key products of amlopidine and omeprazole in U.K. Revenues from Spain contributed Rs. 17 million.
¡	During the quarter, the Company filed 8 ANDAs, including 3 non Para IVs. This takes the total ANDAs pending at the USFDA to 56.
Branded Formulations — International
¡	Revenues were at Rs 1.3 billion in Q2 FY 07, an increase of 23% over Q2 FY 06. The growth was primarily driven by the performance of Russia, Uzbekistan, Romania & Venezuela.

¡	Revenues in Russia increased by 18% to Rs. 759 million in Q2 FY 07 as against Rs 644 million in Q2 FY 06. This growth was primarily driven by increase in sales from key brands of Nise, Cetrine and Ketorol. During the quarter, we launched 4 new products including 2 OTC products. The company improved its ranking to 8 in the retail prescription market. (April – June 2006 Pharmexpert)

¡	Revenues in CIS markets increased by 11% to Rs 225 million in Q2 FY 07 as against Rs 203 million in Q2 FY 06. This growth was primarily driven by increase in sales from Ukraine, Belarus and Uzbekistan.

¡	Revenues in rest of the world markets increased by 33% to Rs 228 million in Q2 FY 07 as against Rs 171 million in Q2 FY 06. The growth was primarily driven by increase in sales from Venezuela, South Africa, Myanmar and Vietnam.

¡	Revenues in Central and Eastern Europe grew by 96% to Rs 100 million in Q2 FY 07 as against Rs 51 million in Q2 FY 06. This growth was mainly on account of growth in Romania and Albania
Branded Formulations — India
¡	Revenues were Rs 1.7 billion in Q2 FY 07, representing an increase of 16%, from 1.5 billion in Q2 FY 06.

¡	Growth was primarily driven by growth in key brands of Omez, Nise and Reclimet.

¡	Launched 12 new products during the year contributing Rs. 63 million in revenues.

¡	New launches of Omez-D and Razo-D rank among the 10 most successful launches of 2006.

¡	As per ORG IMS August MAT
•	Company recorded volume growth of 17% as against industry growth of 15%

•	Company recorded value growth of 16% in line with industry growth.
Custom Pharmaceutical Services (CPS)
¡	Revenues from CPS increased to Rs 1,668 million in Q2 FY 07 from Rs 122 million in Q2 FY 06. Revenues from acquisition in Mexico were Rs. 1,434 million. Excluding the acquisition, revenues increased to Rs. 234 million from Rs. 122 million. This growth was driven by growth in customer base and product portfolio.
Emerging Business
¡	Revenues in the critical care & biotechnology segment at Rs. 227 million, an increase of 12%.
Income Statement Highlights
¡	Gross profits increased to Rs. 8.3 billion in Q2 FY 07 from Rs. 3.0 billion in Q2 FY 06. Gross profit margins on total revenues at 41 % as against 52 % in Q2 FY 06. Revenues from authorized generics contributed 39% to total revenues and earned gross margin which are significantly below company average gross margin.
¡	R&D investments (net) were 2% of total revenues as against 8% in Q2 FY 06. In absolute terms, gross R&D investments increased by 24% to Rs 743 million as against Rs 599 million in Q2 FY06. During the quarter, the Company recognized Rs 341 million under its R&D partnerships as a benefit to the R&D line item as against Rs 155 million in Q2 FY06.
¡	Selling, General & Administration (SG&A) expenses increased by 108% to Rs 3.7 billion. This increase is primarily on account of consolidation of the two acquisitions.
¡	Other expense (net) was Rs 321 million as against other income (net) of Rs 191 million in Q2 FY 06. This is primarily on account of net interest expense of Rs.370 million in Q2 FY 07 as against net interest income of Rs. 184 million in Q2 FY 06.

¡	Amortization was Rs. 402 million as compared to Rs. 76 million in Q2 FY 06. This includes amortization of Rs. 324 million relating to intangibles in betapharm and acquisition in Mexico.
¡	Net income was Rs 2,798 million (14 % of total revenues) as against Rs 890 million (15 % of total revenues) in Q2 FY 06. This translates to a diluted EPS of Rs 18.15 as against Rs 5.81 in Q2 FY 06.
¡	During Q2 FY 07, the Company incurred capital expenditure (net) of Rs 870 million.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-66511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q1 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V. Viswanath
Date: November 9, 2006		Name:	V. Viswanath
		Title:	Company Secretary